18005205

Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8-16935

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/16 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Barclay Investments LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

254 West 54th Street, 16th Fl

(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Angelli 212-421-8901

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP

(Name – *if individual, state last, first, middle name*)

1185 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION RECEIVED MAR - 1 2018 DIVISION OF TRADING & MARKETS

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Carlos P. Pizzimbono, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Barclay Investments LLC, as of December 31st, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

ANA F. FLORES MUNOZ
Notary Public, State of New York
No. 01MU6318704
Qualified in New York County
Commission Expires Feb. 02, 2019

Notary Public

Signature

Chief Executive Officer

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Board of Managers
Barclay Investments LLC

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Barclay Investments LLC (the Company) as of December 31, 2017, and the related notes to the financial statement (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2006.

New York, New York
February 27, 2018

Barclay Investments LLC
(formerly Barclay Investments, Inc.)

Statement of Financial Condition
December 31, 2017

ASSETS	
Cash	$ 1,185,634
Receivable From Broker-Dealer	97,434
Investments, at fair value	998,950
Accounts Receivable	15,000
Property and Equipment, net	28,454
Prepaid Expenses and Other Assets	102,839
Total assets	$ 2,428,311
LIABILITIES AND STOCKHOLDERS'/MEMBERS' EQUITY	
Liabilities:	
Commissions and salaries payable	$ 99,264
Accounts payable and accrued expenses	247,020
Income taxes payable	3,200
Total liabilities	349,484
Commitments (Note 8)	-
Stockholders'/Members' Equity:	2,078,827
Total liabilities and stockholders'/members' equity	$ 2,428,311

See Notes to Statement of Financial Condition.

Note 1. Organization and Nature of Business

Organization: Barclay Investments LLC (the Company) is a broker-dealer in securities registered with the Securities and Exchange Commission (the SEC) and the Commodity Futures Trading Commission (the CFTC), and is a member of the National Futures Association (the NFA), the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).

In March, 2017, the Company converted from an S-Corporation (Barclay Investments, Inc.) to a limited liability company. The Company has registered in Delaware, and has locations in New York, California and Florida. (See Note 10.)

Operations: As an introducing broker-dealer, the Company provides services for the purchases and sales of securities. All Company and customer transactions are cleared on a fully disclosed basis through an independent broker-dealer. The Company pays this broker-dealer various charges and fees for clearing services provided. All customer-related balances are carried on the books of the clearing broker. The Company carries no margin accounts and does not hold funds or securities for, or owe money or securities to, customers. In the event a customer is unable to fulfill its contractual obligation to the clearing broker, the Company may be exposed to off-balance-sheet risk.

The Company also provides advisory services regarding financial transactions and private placements of securities. All Company and customer transactions are cleared and funded through third parties. The Company acts as agent in these transactions and does not carry or hold securities in these transactions for the customers. The Company receives fees for these services at the completion of funding and performance of these services

The Company operates under the provisions of Paragraphs (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

The financial year-end of the Company was changed from November 30 to December 31 so as to be coterminous with the year end of its partners as required by section 706 of the Internal Revenue Code. Accordingly, the current financial statements are prepared for 13 month period from December 1, 2016 to December 31, 2017.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation: The Company follows accounting principles generally accepted in the United States of America (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned/Investments: Proprietary securities transactions are recorded on the trade date as if they had settled. The resulting realized and unrealized gains and losses on securities owned and other investments are reflected in revenue at the trade date. Securities are recorded at fair value in accordance with FASB Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures* (see Note 3).

Note 2. Summary of Significant Accounting Policies (Continued)

Property and Equipment: Property and equipment is recorded at cost and is depreciated on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized on a straight-line basis over the term of the lease.

Cash: The Company maintains cash in accounts with two financial institutions which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Revenue and Expense Recognition: Revenues are recognized when earned, regardless of the timing of cash receipts. Revenue is considered earned when the Company has substantially met its obligation to be entitled to the benefits represented by the revenue.

Securities riskless principal transactions and the related revenue and expenses are recorded on a trade-date basis, as securities transactions occur.

Private placement and advisory fee transactions and the related revenue and expenses are recorded when the Company has completed its obligations provided in the private placement contracts. The Company usually considers its obligations through the contract to be based on the closing of certain financial deals to determine when revenue is recognized. Payment may not occur at the time of closing, although revenue is recognized if the collection is probable. Most private placement deals are not contingent on future performances, obligations or collections, and the Company usually recognizes all of the revenue at the time of closing. The Company acts as agent in all private placements and recognizes income based upon the gross amount received from the deal and not on the total amount financed from the Customer. Expenses incurred by the Company on the private placements, including sales commissions, are reported as other expenses and not netted against gross fee income.

Income Taxes: The Company is currently an LLC for income tax purposes. An LLC generally pays no federal and state income taxes and passes through substantially all taxable items to the stockholders. Accordingly, there is no federal tax included in the provision for income taxes. The Company is, however, subject to minimal state taxes and New York City unincorporated business taxes (UBT) and provision has been made for these taxes. The Company has registered in Delaware, and has locations in New York, California and Florida.

In March, 2017, the Company converted from an S-Corporation (Barclay Investments, Inc.) to an LLC. Previous to conversion, the Company had elected to be treated as an S Corporation for income tax purposes. An S Corporation generally pays no federal and state income taxes and passes through substantially all taxable items to the stockholders. Accordingly, there is no federal tax included in the provision for income taxes. The Company was, however, subject to minimal state taxes and New York City corporation taxes and provision has been made for these taxes.

The Company's provision for income taxes is based on all items included in income as reported for financial statement purposes. Deferred income taxes are provided for on items which are reportable in a different period for income tax purposes. Deferred income taxes relate primarily to differences in accounting for depreciation and amortization and rent expense.

Note 2. Summary of Significant Accounting Policies (Continued)

FASB ASC Topic 740 (ASC 740), *Income Taxes*, provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are more likely than not of being sustained when challenged or when examined by the applicable tax authority. Tax positions deemed not to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. For the short tax year ended March 20, 2017 as an S-Corporation and the initial LLC tax return with a short tax year ended December 31, 2017, management has determined that there are no uncertain tax positions. The Company files income tax returns in U.S. federal jurisdiction and certain states. The current and prior three tax years generally remain subject to examination by U.S. federal and respective state tax authorities.

Note 3. Fair Value Measurements

FASB ASC Topic 820 (ASC 820) defines fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and provides for disclosure requirements for fair value measurements. Fair value is the price that would be received to sell an asset and paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets for identical, unrestricted assets or liabilities that the Company has the ability to access at the measurement date;

Level 2: Quoted prices which are not active, or inputs that are observable (either directly or indirectly) for substantially the full term of the asset or liability;

Level 3: Prices, inputs or exotic modeling techniques which are both significant to the fair value measurement and unobservable (supported by little or no market activity).

As required by ASC 820, investments are classified within the level of the lowest significant input considered in determining fair value. Investments at December 31, 2017 represent U.S. Treasury Bills, which are considered Level 1, measured at fair value based on quoted market prices.

Note 4. Receivable From Broker-Dealer

The clearing and depository operations from the securities transactions are provided substantially from one clearing broker. At December 31, 2017, the receivable from broker-dealer, as reflected in the statement of financial condition, represents net gains from riskless principal transactions receivable from this broker-dealer.

The Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain from the customers' accounts introduced by the Company. As of December 31, 2017, there were no significant unsecured amounts owed to the clearing broker by these customers in connection with normal margin, cash and delivery against payment transactions.

Note 5. Agreement with Clearing Organization

The Company clears its customer transactions with a clearing broker, on a fully disclosed basis, pursuant to a clearing agreement (the Agreement). Under the Agreement, the Company is required to maintain a security deposit of $500,000, which can be subject to change if the Company's net capital falls below a certain threshold. The Company generally maintains a security deposit in excess of the minimum amount required.

As of December 31, 2017, the Company held certain U.S. Treasury Bills with a fair value of $998,950 as a security deposit with the clearing broker. Such U.S. Treasury Bills are disclosed as investments, at fair value, on the statement of financial condition.

Note 6. Property and Equipment

Property and equipment is summarized as follows:

Furniture and equipment	$ 326,295
Leasehold improvements	469,021
	795,316
Less accumulated depreciation and amortization	(766,862)
Property and equipment, net	$ 28,454

For the period December 1, 2016 through December 31, 2017, property was disposed of as follows:

Furniture and equipment	$ 98,789
Leasehold improvements	84,729
	183,518
Less accumulated depreciation and amortization	(177,638)
Loss from disposal of property and equipment	$ 5,880

Note 7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) and the Commodity Futures Trading Commission Capital Requirement pursuant to Regulation 1.17, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $1,932,534, which was $1,882,534 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2017 was .1808 to 1.

Note 8. Commitments

The Company is committed under noncancelable operating leases for its New York and California office space expiring November 2020. The leases contain a provision for escalating annual rents of 3% and 4%, respectively.

The Company is committed under noncancelable leases for its computer equipment expiring March 2019 and office equipment expiring October 2021. The lease requires base monthly payments plus applicable taxes.

The minimum future lease payments under the above leases are as follows:

Year ending December 31,	
2018	$ 302,205
2019	292,251
2020	270,415
2021	1,798
	$ 866,669

The Company is committed under a noncancelable operating lease for its San Francisco office space expiring four years after the substantial completion of the property improvements. The lease contains a provision for escalating annual rents of 1.66%.The lease has not started yet, and there currently is no estimate on the date of the substantial completion of property improvements. Minimum future lease payments under this lease total $245,630.

Note 9. Stockholders'/Members' Equity

A summary of common stock shares authorized, issued and outstanding, is as follows:

Shares authorized	1,000,000
Issued	922,570
Outstanding	525,404

In March, 2017, the Company converted from an S-Corporation (Barclay Investments, Inc.) to an LLC. The Company converted all shares of stock at that time into LLC member interests. The total number of Company units outstanding as of December 31, 2017 was 525,404.

Upon termination of a member's employment with the Company for any reason (the Qualifying Call Event), such member shall be required to offer for sale to the Company all units owned (the Corporate Call Option).

The Company has the right to exercise the Corporate Call Option at a price equivalent to the net book value per unit of the Company, calculated in accordance with the SEC and FINRA Financial Operational Combined Uniform Single Report (FOCUS) requirements.

Note 10. Retirement Plan

During the year ended November 30, 1997, the Company established a tax-sheltered savings plan commonly known as a Section 401(k) Plan. Under the plan, employees who meet eligibility requirements may generally contribute a portion of their compensation, based on limits pursuant to the Internal Revenue Code, to the plan. Employees vest in Company profit-sharing contributions, which are discretionary immediately after the contribution is made.

Note 11. Capital Dividends/Members' Draw

The Company's prior policy was to distribute to corporate stockholders any earnings in excess of regulatory requirements and working capital needs. Such distributions are approved by the Company's board of directors. For the period December 1, 2016 through March 20, 2017, the Company made stockholders' distributions of $300,000. The Company's current policy is to distribute to LLC members any earnings in excess of regulatory requirements and working capital needs. Such distributions are approved by the Company's members. For the period March 21, 2017 through December 31, 2017, the Company made no distributions.

Note 12. Recent Accounting Pronouncements

In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606), requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective and permits the use of either a full retrospective or retrospective with cumulative effect transition method. The updated standard will be effective for annual reporting periods beginning after December 15, 2017. We intend to adopt Topic 606 as of January 1, 2018, using the modified retrospective transition method applied to those contracts which were not completed as of that date. Upon adoption, we will recognize the cumulative effect of adopting this guidance as an adjustment to our opening balance of members' equity. Prior periods will not be retrospectively adjusted. We expect the adoption of Topic 606 will not have a material impact to our financial statements, including the presentation of revenues in our statements of operations.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. Under ASU 2016-02, a lessee will recognize in the statement of financial position a liability to make lease payments and a right-to-use asset representing its right to use the underlying asset for the lease term. The updated standard will be effective for annual reporting periods beginning after December 15, 2018. The Company has not yet selected a transition method and is currently evaluating the effect that the updated standard will have on its financial statements.

Note 13. Subsequent Events

The Company evaluates events occurring after the date of the financial statements to consider whether or not the impact of such events needs to be reflected and/or disclosed in the financial statements. Such evaluation is performed through the date the financial statements were available to be issued.